

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2012

<u>Via Facsimile</u>
Jeffrey J. O'Neill
President and Chief Executive Officer
Einstein Noah Restaurant Group, Inc.
555 Zang Street, Suite 300
Lakewood, CO 80228

      Re: **Einstein Noah Restaurant Group, Inc.**
             Form 10-K for the Fiscal Year Ended January 3, 2012
             Filed March 2, 2012
             File No. 001-33515

Dear Mr. O'Neill:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Justin Dobbie

                    Justin Dobbie
                    Legal Branch Chief